Exhibit 99.1

Ecopetrol S.A. Announces the Redemption of its International Bond Issued in 2013 for a Nominal Amount of USD 350 Million

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) reports that on April 13, 2018 it redeemed in advance the entire five-year international bond it issued in 2013, as it had announced in a press release on March 13, 2018.

Consistent with the bond’s conditions and documentantion, the redemption price was US$1,008.270 per US$1,000 principal amount, equivalent to US$352,894,352, plus accrued and unpaid interest as of the Redemption Date of US$2.951389 per US$1,000 principal amount, equivalent to US$1,032,986; the total payment by Ecopetrol was equal to US$1,011.221 per US$1,000 principal amount, equivalent to US$ 353,927,338.

Taking into account this redemption, Ecopetrol has now complied with 46% of its consolidated debt amortization payments projected for 2018. This operation confirms the financial strength of the company and its solid cash position.

This redemption is in line with the objectives of the Company´s 2020 business plan, and confirms Ecopetrol’s commitment to continue improving its credit rating and increasing shareholder returns.

Bogotá D.C., April 13, 2018

--------------------------------------

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information contact:

Capital Markets Manager (e)

Lina María Contreras

Telephone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co